Exhibit 1

Identification of Members of the Group

Polygon Global Opportunities Master Fund

Polygon Investments Ltd.

Polygon Investment Management Limited

Polygon Investment Partners LLP

Polygon Investment Partners LP

Polygon Investment Partners GP, LLC

Reade E. Griffith

Patrick G. G. Dear